**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.   20549**

# SCHEDULE 13D

**Under the Securities Exchange Act of 1934**
**(Amendment No. _____ ) \***


## COMMUNICATE.COM INC.

(Name of Issuer)


Common Stock, $0.001 par value per share

(Title of Class of Securities)


**20343G 10 8**

(CUSIP Number)


C. Geoffrey Hampson
2476 West 5th Avenue, Vancouver, British Columbia, V6K 1S8, Canada
604 – 897-1333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   **[   ]**

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

\* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. _____**20343G 10 8**_____

| | | |
|---|---|---|
| | 1. | Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) **C. Geoffrey Hampson** |
| | 2. | Check the Appropriate Box if a Member of a Group (See Instructions) (a)     **[ ]**    **Not applicable** (b)     **[ ]** |
| | 3. | SEC Use Only |
| | 4. | Sources of Funds (See Instructions) **WC (working capital of reporting person' company)** |
| | 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) **[ ]**    **Not applicable** |
| | 6. | Citizenship or Place of Organization **Canadian** |
| Number of Shares Beneficially Owned by Each Reporting Person With | 7. Sole Voting Power | **2,000,000** |
| | 8. Shared Voting Power | **Nil** |
| | 9. Sole Dispositive Power | **2,000,000** |
| | 10. Shared Dispositive Power | **Nil** |
| | 11. | Aggregate Amount Beneficially Owned by Each Reporting Person **2,000,000 shares of Common Stock** |
| | 12. | Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) **[ ]**    **Not applicable** |
| | 13. | Percent of Class Represented by Amount in Row (11) **10.09%** |
| | 14. | Type of Reporting Person (See Instructions) **IN (individual)** |

## Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Communicate.com Inc., a Nevada corporation ("**Communicate**").  The principal executive office of Communicate is located at 600 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada.

## Item 2. Identity and Background

- (a)     C. Geoffrey Hampson
- (b)     2476 West 5th Avenue, Vancouver, British Columbia, V6K 1S8, Canada
- (c)     Chairman and CEO of Communicate.com Inc.
- (d)     During the last five years, Mr. Hampson has not been convicted in a criminal proceeding.
- (e)     During the last five years, Mr. Hampson was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
- (f)     Mr. Hampson is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration

C. Geoffrey Hampson has an indirect beneficial interest in 1,000,000 shares of Common Stock and 1,000,000 share purchase warrants, which are registered in the name of Hampson Equities Ltd.

Mr. Hampson acquired his indirect beneficial ownership of 1,000,000 units, which consisted of 1,000,000 shares of Common Stock of Communicate and 1,000,000 share purchase warrants, on June 11, 2007 for aggregate consideration of US$1,000,000 pursuant to a private placement agreement with Communicate.  Each unit consists of one share of Common Stock and one share purchase warrant, which can be exercised into one additional share of Common Stock for a period of two years at an exercise price of $1.25 each.

## Item 4. Purpose of Transaction

C. Geoffrey Hampson acquired the shares as a personal investment.  Due to his position as Chairman and CEO of Communicate, Mr. Hampson has a controlling interest in Communicate.  Depending on market conditions and other factors, Mr. Hampson may acquire additional securities of Communicate as Mr. Hampson deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Communicate or otherwise.  Mr. Hampson also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Hampson does not have any plans or proposals that relate to or would result in:

- (1)   the acquisition by any person of additional securities of Communicate, or the disposition of securities of Communicate;

- (2)   an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Communicate or any of its subsidiaries;

- (3)   a sale or transfer of a material amount of assets of Communicate or any of its subsidiaries;

- (4)   any change in the present board of directors or management of Communicate including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

- (5)   any material change in the present capitalization of dividend policy of Communicate;

- (6)   any other material change in Communicate's  business or corporate structure;

(7)  changes in Communicate's Articles of Incorporation or other actions that may impede an acquisition of control of Communicate by any person;

(8)  a class of securities of Communicate to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of Communicate becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)  any action similar to any of those enumerated above.

## Item 5.  Interest in Securities of the Issuer

(a)  C. Geoffrey Hampson is the beneficial owner of **2,000,000** shares of Common Stock of Communicate, of which **1,000,000** are share purchase warrants.  The shares and share purchase warrants represent an aggregate **10.09%** (diluted) of the issued and outstanding shares of Common Stock of Communicate.

(b)  C. Geoffrey Hampson holds the sole power to vote and to dispose of the **2,000,000** shares of Common Stock of Communicate.

(c)  C. Geoffrey Hampson has not effected any transaction in the common stock of Communicate during the past 60 days, except as disclosed in this statement.

(d)  Not applicable.

(e)  Not applicable.

## Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among C. Geoffrey Hampson and any other person with respect to any securities of Communicate, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

## Item 7.  Materials to Be Filed as Exhibits.

None.

# SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*/s/ C. Geoffrey Hampson*

**Dated:** June 12, 2007                                          By: 

**C. Geoffrey Hampson**